Exhibit 99.2

OFFER TO REPURCHASE SHARES

Steben Select Multi-Strategy Fund

Regular Mail	Overnight Mail
Steben Select Multi-Strategy Fund	Steben Select Multi-Strategy Fund
c/o U.S. Bancorp Fund Services, LLC	c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701	615 E. Michigan Street, 3rd Floor
Milwaukee, WI 53201-0701	Milwaukee, WI 53202

Offer to Repurchase up to 25% of the Outstanding

 Class A Shares and Class I Shares (“Shares”)

Dated June 22, 2018

The Offer and Withdrawal Rights Will Expire at

12:00 Midnight, Eastern Time, on July 23, 2018,

Unless the Offer is Extended

Important Dates Related to this Offer:

Date	Name of Date	Definition
June 22, 2018	Commencement Date	the date as of which the Offer of Repurchase of Shares commenced
July 23, 2018	Notice Date	the deadline by which you must properly notify the Fund in writing if you wish to tender Shares for repurchase (unless extended by the Fund to a later date subsequently designated by the Fund)*
July 23, 2018	Expiration Date	the deadline by which, if you previously provided proper written notice to the Fund of your desire to tender Shares, you may properly notify the Fund of your desire to withdraw such tender request*
September 30, 2018	Repurchase Valuation Date

the date as of which the net asset value of the Shares is calculated (which will generally occur quarterly as of each March 31, June 30, September 30 and December 31, or if any such date is not a business day, as of the immediately preceding business day), unless extended by the Fund to a later date subsequently designated by the Fund*

(in the event of any extension, the Repurchase Valuation Date will be the last business day of the month immediately following the month in which the Expiration Date occurs)

August 20, 2018	Acceptance Date	the date which is 40 business days after the Commencement Date (after which, if the Fund has not yet accepted your tender of Shares, you have the right to withdraw your tender)

*	In the event of any extension of time during which the Offer is pending, you will be properly notified in writing by the Fund in accordance with the terms set forth later in this document. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that you make any decisions with respect to this Offer based on the dates specified in the table above.

To the Shareholders of Steben Select Multi-Strategy Fund:

Steben Select Multi-Strategy Fund (the “Fund”) is offering to repurchase Class A Shares and Class I Shares of the Fund (“Shares”) from Fund shareholders (“Shareholders”) for cash on the terms and conditions set out in this “Offer to Repurchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” As used in this Offer, the term “Shares” will refer to Class A Shares and Class I Shares of the Fund representing a beneficial interest of ownership in the Fund. The Fund is a closed-end, non-diversified, management investment company organized as a Delaware statutory trust and periodically conducts tender offers to permit Shareholders to sell their Shares back to the Fund.

Specifically, the Fund is offering to repurchase Shares, pursuant to tenders by Shareholders, in an amount up to 25% of the net assets of the Fund. The value of Shares repurchased will be calculated as of the Repurchase Valuation Date based on a price equal to the net asset value per Share as of such Repurchase Valuation Date. Net asset value per Share of Class A Shares and Class I Shares (each, a “Class”) is equal to (a) the difference between the value of the Fund’s assets invested in a Class and the value of the Fund’s liabilities with respect to that Class, divided by (b) the number of outstanding shares of that same Class.

Shareholders desiring to tender Shares for repurchase must do so by 12:00 Midnight, Eastern Time, on the Notice Date, unless extended. Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 Midnight, Eastern Time, on the Expiration Date, unless extended. If the Fund elects to extend the tender period, the net asset value, and, hence, the repurchase amount, of the tendered Shares will be determined at the close of business on the last business day of the month immediately following the month in which the Expiration Date occurs.

This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but this Offer is subject to certain conditions described below. Shares are not traded on any established trading market.

As of April 30, 2018, the last date for which the Fund completed the calculation of its net asset value, the net asset value per Share of Class A Shares and Class I Shares was $8.57 and $9.09, respectively. Shareholders should realize that the value of the Shares may change between April 30, 2018 and the Repurchase Valuation Date.

Each Shareholder tendering Shares should also note that, with respect to the Shares tendered and accepted for repurchase by the Fund, such Shareholder will remain a Shareholder in the Fund through the Repurchase Valuation Date, as of which the net asset value of its Shares is calculated.

Any tendering Shareholder wishing to obtain the estimated net asset value of its Shares should contact the Fund at Steben Select Multi-Strategy Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701 or Steben’s Investor Services account representatives at 800.726.3400, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern time.

Shareholders desiring to tender Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

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Important

None of the Fund, Steben & Company, Inc. (in its capacity as the Fund’s investment manager, the “Adviser”), and the Fund’s Board of Trustees (the “Board of Trustees”) makes any recommendation to any Shareholder as to whether to tender, or refrain from tendering, Shares. Each Shareholder must make its own decision whether to tender Shares and, if it chooses to do so, how many Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Shareholder should tender Shares pursuant to the Offer. No person has been authorized to give any information, or to make any representations, in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund at:

Steben Select Multi-Strategy Fund
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701

Milwaukee, WI 53201-0701
Telephone: 800.726.3400

Website: www.steben.com

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TABLE OF CONTENTS

1.	SUMMARY TERM SHEET	4
2.	BACKGROUND AND PURPOSE OF THE OFFER	5
3.	OFFER TO REPURCHASE AND PRICE	7
4.	AMOUNT OF TENDER	7
5.	PROCEDURE FOR TENDERS	8
6.	WITHDRAWAL RIGHTS	8
7.	REPURCHASES AND PAYMENT	9
8.	CERTAIN CONDITIONS OF THE OFFER	9
9.	CERTAIN INFORMATION ABOUT THE FUND	10
10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	11
11.	MISCELLANEOUS	12

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1.	SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. For a full understanding of the Offer and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Repurchase and the related Letter of Transmittal. Section references are to this Offer to Repurchase.

●	The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to repurchase Shares in an amount up to 25% of the net assets of the Fund. We will repurchase each Share you tender for repurchase at its net asset value (that is, (a) the difference between the value of the Fund’s assets invested in a Class and the value of the Fund’s liabilities with respect to that Class, divided by (b) the number of outstanding Shares of that same Class) calculated as of the Repurchase Valuation Date. If you desire to tender Shares for repurchase, you must do so by 12:00 Midnight, Eastern Time, on the Notice Date (or if applicable, the Notice Date as extended). You have the right to change your mind and withdraw any tenders of your Shares until 12:00 Midnight, Eastern Time, on the Expiration Date (or if applicable, the Expiration Date as extended). The net asset value of Shares will be calculated for this purpose as of the Repurchase Valuation Date.

●	The Fund is one of two “feeder funds” that invests substantially all its assets in Steben Select Multi-Strategy Master Fund (the “Master Fund”), a separate closed-end, non-diversified management investment company with the same investment objective as the Fund. All portfolio investments for the Fund are made at the Master Fund level. This structure is referred to as a “master-feeder” structure. The Master Fund may make a tender offer to the Fund to repurchase interests in the Master Fund following the expiration of the Offer.

●	The Fund reserves the right to extend the Offer, adjusting as necessary the Notice Date, the Expiration Date, and the Repurchase Valuation Date.

●	You may tender some or all of your Class A Shares and/or Class I Shares.

●	All Shares issued on or after January 1, 2018 that are tendered and purchased in this Offer will be subject to a 2% “early withdrawal fee.” See Section 6.

●	If we accept the tender of any of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. See Section 7. The payment will generally be made within 30 days after the Repurchase Valuation Date.

●	A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $25,000 after giving effect to the repurchase. Such minimum account balance requirement may be waived by the Adviser, in its sole discretion. Shareholders desiring to tender Shares for repurchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for repurchase by the Fund.

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●	Additional repurchases will be made at such times and on such terms as may be determined by the Board of Trustees of the Fund (the “Board”). Steben & Company, Inc., the Fund’s investment adviser (“Adviser”), expects that it will recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares four times each year, effective March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer.

●	Following this Summary Term Sheet is a formal notice of the Offer to Repurchase your Shares. If you desire to tender Shares for repurchase, you must do so by 12:00 Midnight, Eastern Time, on the Notice Date (or if applicable, the Notice Date as extended). You have the right to change your mind and withdraw any tenders of your Shares until 12:00 Midnight, Eastern Time, on the Expiration Date (or if applicable, the Expiration Date as extended). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or before the Acceptance Date, you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

●	If you would like the Fund to repurchase any of your Shares, you should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to the Fund at the following address:

Regular Mail:

Steben Select Multi-Strategy Fund

c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701

Milwaukee, WI 53201-0701

Overnight Mail:

Steben Select Multi-Strategy Fund

c/o U.S. Bancorp Fund Services, LLC

615 E. Michigan Street, 3rd Floor

Milwaukee, WI 53202

or (ii) fax it to the Fund at 877.522.1249, so that it is received before 12:00 Midnight, Eastern Time, on the Notice Date (or if applicable, the Notice Date as extended). See Section 5.

●	As of April 30, 2018, the last date for which the Fund completed the calculation of its net asset value, the aggregate net asset value of the Fund was $15,005,684.11 and the net asset value of each Share of Class A Shares and Class I Shares of the Fund was $8.57 and $9.09, respectively. The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating your purchase price). If you would like to obtain the estimated net asset value of your Shares, you may contact one of our dedicated account representatives at 800.726.3400 or at the address listed on the cover page to this Offer to Repurchase, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern time. See Section 3.

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2.	BACKGROUND AND PURPOSE OF THE OFFER.

As contemplated by, and in accordance with, the procedures set out in the Fund’s Prospectus dated July 28, 2017 (as it may be amended, modified or otherwise supplemented from time to time, the “Prospectus”), the purpose of this Offer is to provide liquidity to Shareholders. The Prospectus which was provided to each Shareholder in advance of subscribing for Shares provides that the Board of Trustees has the discretion to determine whether the Fund will repurchase Shares from time to time from Shareholders pursuant to written tenders. The Fund expects that the Board of Trustees will authorize the Fund to repurchase Shares from Shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year (or, if any such date is not a business day, on the immediately preceding business day). The Fund has previously offered to repurchase Shares from Shareholders pursuant to written tenders, and set out below is a chart summarizing: (i) the Valuation dates, (ii) the aggregate amounts of Shares tendered, and (iii) the aggregate amounts of tendered Shares accepted by the Fund for repurchase in those offers.

Valuation Dates of Offers	Maximum Amount Subject to Offer	Amount Tendered	Amount Accepted
June 30, 2014	$20,374.04	$0	$0
September 30, 2014	$146,934.69	$0	$0
December 31, 2014	$256,919.00	$0	$0
March 31, 2015	$429,603.51	$0	$0
June 30, 2015	$464,790.61	$0	$0
September 30, 2015	$782,964.22	$0	$0
December 31, 2015	$1,229,903.95	$0	$0
March 31, 2016	$1,536,580.28	$77,591.03	$77,591.03
June 30, 2016	$2,642,810.00	$0	$0
September 30, 2016	$3,597,499.70	$155,000	$155,000
December 31, 2016	$4,758,389.55	$519,219.50	$519,219.50
March 31, 2017	$5,030,349.67	$2,200,000.03	$2,200,000.03
June 30, 2017	$5,080,198.99	$1,284,186.60	$1,284,186.60
September 30, 2017	$4,757,331.54	$4,578,674.79	$4,578,674.79
December 31, 2017	$4,526,241.43	$1,353,358.81	$1,353,358.81
March 31, 2018	$3,707,864.41	$892,795.35	$892,795.35
June 30, 2018	$3,751,421.03	$910,139.47*	NA*

*This amount is an estimate. The net asset value as of June 30, 2018 of the Shares (and portions thereof) tendered pursuant to the previous offer is not yet available.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Adviser, the Board of Trustees has determined to cause the Fund to make this Offer, after consideration of various matters, including without limitation those set out in the Prospectus and the recommendations of the Adviser. The Adviser intends to recommend to the Board of Trustees that the Fund offer to repurchase Shares on a quarterly basis each year, but the Board of Trustees may determine not to accept such recommendations from time to time.

The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for any Shares purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

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Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, in accordance with the Prospectus. Shares may be purchased as of the first business day of each calendar month at the Fund’s then current net asset value per Share.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are repurchased. You should also realize that the Offer is set to expire on the Expiration Date unless extended, and that if you desire to tender Shares for repurchase, you must do so by the Notice Date, unless extended. With respect to the Shares you are tendering which are accepted for repurchase by the Fund, you remain a Shareholder of the Fund through the Repurchase Valuation Date, when the net asset value of your Shares is calculated.

3.	OFFER TO REPURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, repurchase an amount of Shares up to 25% of the Fund’s net assets tendered by Shareholders by 12:00 Midnight, Eastern Time, on the Notice Date unless extended, and not withdrawn (as provided in Section 6 below) before 12:00 Midnight, Eastern Time, on the Expiration Date, unless extended. The Fund reserves the right to extend, amend, or cancel the Offer as described in Sections 4 and 8 below. The value of each Share tendered for repurchase will be the net asset value per Share as of the Repurchase Valuation Date, payable as set out in Section 7.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, Shareholders may tender some or all of their Shares. A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $25,000 after giving effect to the repurchase. Such minimum account balance requirement may be waived by the Adviser, in its sole discretion. Each Shareholder tendering less than all of its Shares should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. (This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for repurchase by the Fund). The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 25% of the Fund’s net assets (or such greater amount as the Fund may elect to repurchase pursuant to the Offer), the Fund will, on the terms, and subject to the conditions, of the Offer, repurchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer or to postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 25% of the Fund’s net assets are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date pursuant to Section 6 below, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Section 8 below.

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5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Repurchase should send or deliver by the Notice Date (or if applicable, the Notice Date as extended) a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 Midnight, Eastern Time, on the Notice Date (or if applicable, the Notice Date as extended).

The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.        WITHDRAWAL RIGHTS.

A tender of Shares may be withdrawn by a Shareholder at any time before 12:00 Midnight, Eastern Time, on the Expiration Date (or if applicable, the Expiration Date as extended). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) under the 1934 Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

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7.	REPURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of tendered Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and repurchases such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of the Repurchase Valuation Date. The value of the Fund’s net assets is determined as of the close of the Fund’s business at the end of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Fund will not pay interest on the purchase amount.

The Fund will make payment for Shares it repurchases pursuant to the Offer from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and (c) possibly borrowings. The payment will generally be made within 30 days after the Repurchase Valuation Date.

Shares will be repurchased by the Fund pursuant to the Offer after the Management Fee (as such term is defined in the Fund’s Prospectus) to be paid to the Fund’s investment adviser has been deducted from the Fund’s assets as of the end of the month in which the Offer occurs—i.e., the accrued Management Fee for the month in which Fund shares are to be repurchased pursuant to the Offer is deducted prior to effecting the relevant repurchase of Fund shares.

Any Shareholder that tenders Shares to the Fund in a repurchase offer that has a Valuation Date within the first three quarters following the original issue date of the Shares will be subject to an early withdrawal fee at a rate of 2.00% of the aggregate net asset value of the Shareholder’s Shares repurchased by the Fund, payable to the Fund (an “Early Withdrawal Fee”). The Board of Trustees may, in certain limited instances where the Board of Trustees has determined that the remaining Shareholders will not be materially and adversely affected or prejudiced, waive the imposition of the Early Withdrawal Fee. Any such waiver does not imply that the Early Withdrawal Fee will be waived at any time in the future or that such Early Withdrawal Fee will be waived for any other Shareholder.

None of the Fund, the Adviser or the Board of Trustees has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the repurchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by new and existing Shareholders or from the proceeds of the sale of securities held by the Fund.

8.	CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund so elects to extend the tender period, the net asset value, and, hence, the repurchase amount, of the tendered Shares will be determined as of the close of business on the last business day of the month following the month in which the Offer expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to repurchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

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The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in an orderly manner consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were repurchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to repurchase Shares pursuant to the Offer.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, non-diversified, management investment company. It was organized as a Delaware statutory trust on February 14, 2013. A subscription for Shares of the Fund by the Fund’s sole initial shareholder was accepted for investment as of July 18, 2013. The Fund commenced operations on January 2, 2014. On May 21, 2014, the Securities and Exchange Commission (“SEC”) granted exemptive relief to the Fund to issue multiple classes of shares. Following the exemptive relief by the SEC, the Fund started to offer Class A Shares and Class I Shares, as disclosed with the Prospectus dated July 29, 2015. The Fund’s principal office is located at 9711 Washingtonian Blvd., Suite 400, Gaithersburg, MD 20878 and its telephone number is 800.726.3400. Shares are not traded on any established trading market.

None of the Fund, the Adviser or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic repurchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization or liquidation; (3) any material change in the present indebtedness, capitalization or distribution policy of the Fund; (4) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the repurchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (5) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (6) any change in the Declaration of Trust dated as of February 14, 2013 (as it may be amended, modified or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Fund. From time to time, the Board of Trustees of the Fund has ongoing discussions with appropriate Trustee candidates to potentially join the Board of Trustees of the Fund. The Adviser did tender its investment seed capital in the Fund at for the tender offer period with the valuation date of June 30, 2018.

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There have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund or the Adviser.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a "sale or exchange," or under certain circumstances, as a "dividend." Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer generally will be treated as a "sale or exchange" if the receipt of cash by the Shareholder: (a) results in a "complete termination" of the Shareholder's interest in the Fund, (b) is "substantially disproportionate" with respect to the Shareholder, or (c) is "not essentially equivalent to a dividend" with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for "sale or exchange" treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a "dividend" to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a "dividend" to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a "Foreign Shareholder") that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as "controlled foreign corporations," corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser. Certain Foreign Shareholder entities may also be subject to withholding tax at the rate of 30% under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

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Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% ("backup withholding") from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Fund reserves the right, however, to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Reference is made to the audited financial statements of the Fund as of March 31, 2018, and to the unaudited financial statements of the Fund as of September 30, 2017, which were both prepared by the Fund and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on June 8, 2018 and December 5, 2017, respectively. Such financial statements are incorporated herein by reference in their entirety. Copies of the Fund’s financial information may be found online at www.sec.gov or may be obtained free of charge by calling 800.726.3400.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the Securities and Exchange Commission’s internet website, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the Securities and Exchange Commission at 100 Fifth Street, N.E., Washington, D.C. 20549-0102.

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